June 27, 2014

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara Jacobs, Assistant Director Mitchell Austin, Staff Attorney Craig Wilson, Senior Assistant Chief Accountant Morgan Youngwood, Staff Accountant

Re:	Silver Spring Networks, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 27, 2014 Definitive Proxy Statement on Schedule 14A Filed April 21, 2014 File No. 001-35828

Ladies and Gentlemen:

Silver Spring Networks, Inc. (the “Company”) hereby responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated June 9, 2014 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 filed on February 27, 2014 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A filed on April 21, 2014 (the “Proxy Statement”) (Registration No. 001-35828). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comment is presented in bold italics.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business

Customers, page 4

1. We note that your agreements with Pacific Gas and Electric Company and Florida Power & Light Company are material agreements. Please include a concise discussion of the material terms of these agreements here or in an appropriate section.

The Company will include a concise discussion of the material terms of the Pacific Gas and Electric Company and Florida Power & Light Company agreements in future filings, as applicable.

United States Securities and Exchange Commission

June 27, 2014

Manufacturing, page 8

2. We note that your sole manufacturing relationship is with Plexus Corp. and that in your response letter dated February 25, 2013, you did not believe your agreement with Plexus was required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Please include a concise discussion of the material terms of this agreement. Additionally, please supplementally provide your analysis of whether this agreement is required to be filed pursuant to Item 601(b)(10) of Regulation S-K at this time.

The Company supplementally informs the Staff that its agreement with Plexus Corp. (“Plexus”) was entered into in the ordinary course of business. Further, the Company does not believe that it is substantially dependent on the manufacturing provided by Plexus. In the ordinary course of business, the Company recently signed an agreement with Celestica LLC (“Celestica”) to provide similar manufacturing services for an initial term of five (5) years commencing on June 9, 2014. The Company intends to use Celestica to supplement the manufacturing capabilities currently provided by Plexus. Additionally, the Company has a contractual relationship with Jabil Circuits, Inc. (“Jabil”), which has previously manufactured the Company’s hardware products at its facility in Guadalajara, Mexico, that will not expire until October 31, 2016. Jabil and Celestica have the specifications for the Company’s products and available capacity to manufacture the Company’s products in the future. Further, all of the Company’s current contract manufacturers have indicated that they have the capacity should the Company need additional manufacturing capacity in the future. The Company will continue to review its manufacturing needs and, if necessary, may contract additional manufacturers in the future as the Company reaches agreements with additional utilities, including international utilities. If necessary, the Company believes that its products can be built by other contract manufacturers with limited lead-time. Accordingly, the Company respectfully advises the Staff that it believes a concise discussion of the material terms of its agreement with Plexus is not necessary to be included in future filings and that the agreement with Plexus need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Item 1A. Risk Factors

“We depend on a limited number of suppliers and if such suppliers fail…,” page 25

3. We note that several of the components used in your products come from sole, limited source or geographically concentrated suppliers. Please include a concise discussion of the material terms of your agreements with these suppliers. Additionally, please supplementally provide your analysis of whether these agreements are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

The Company refers the Staff to its response to Question #2 above. The Company supplementally informs the Staff that nearly all of the components used in its products are provided through its contract manufacturer, and in such cases, the contractual relationship with the component supplier is between our contract manufacturer and the third-party supplier. The Company is not a party to those agreements. The Company has direct contracts with only a few custom component suppliers.

The Company respectfully advises the Staff that, as described the Form 10-K under “Item 1. Business—Manufacturing” on page 8, the Company’s contract manufacturers generally procure component inventory on the Company’s behalf based on its forecasts and existing product delivery obligations to customers. The Company’s hardware products consist of commodity parts and certain

United States Securities and Exchange Commission

June 27, 2014

custom components. While some components used in the Company’s products are purchased from single or limited sources, the components are generally available from multiple sources or suppliers. To protect against component shortages and to provide replacement parts for our service teams, the Company manages its supply chain with its meter partners and contract manufacturers to establish adequate quantities of key components. In addition, the Company may stock limited supplies of certain key components for its products, including custom components. As part of the Company’s design review process, it also identifies alternative or substitute parts for single-source components to further minimize risk. Therefore, despite the risks inherent with using sole, limited source or geographically concentrated suppliers, if the Company were to face component supply shortages or unavailability, the Company generally believes it would be able to obtain replacements on commercially reasonable terms without material harm to its business. Accordingly, the Company respectfully advises the Staff that it believes a concise discussion of the material terms of the agreements with suppliers is not necessary to be included in future filings and that the agreements with its suppliers need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Elements of Operating and Financial Performance, page 50

4. We note from recent earnings call transcripts that you discuss the number of endpoints, recurring revenues, recurring revenues per endpoint and run rates. Please tell us what consideration you gave to disclosing these metrics for each period presented in your MD&A disclosure. Your response should also address what consideration you gave to disclosing any trends associated with these metrics. In addition, please explain any additional metrics that you use to manage and analyze your business. We refer to your Section III.B of SEC Interpretive Release No. 33-8350.

The Company respectfully advises the Staff that: (a) the number of endpoints, which the Company refers to as Silver Spring-enabled devices, is disclosed as 18 million in the Form 10-K under “Item 1. Business—Customers” on page 4, and the Company will include the number of endpoints in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future quarterly reports on Form 10-Q and annual reports on Form 10-K; and (b) the nominal dollar value of the Company’s managed services and SaaS revenue, which is the Company’s recurring revenue, can be derived from the disclosures in the Form 10-K under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue” on pages 53 and 54, which discloses (i) the Company’s total revenue and (ii) that managed services and SaaS revenues is 18% of total revenue for the year ended December 31, 2013. As a result of the foregoing disclosures, recurring revenue per endpoint can be derived using the endpoints disclosure and the recurring revenue nominal dollar value.

While the Company discussed its annual run rate on a recent earnings call, the Company does not believe that run rate is a key performance indicator of its financial condition and operating performance because some of the elements of run rate involve significant long-term estimates and judgment, which are susceptible to fluctuations from period to period. Going forward, the Company will continue to review the metrics that it uses to manage and analyze its business and, to the extent that they are meaningful to an investor’s understanding of the Company, the Company will disclose such metrics in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future quarterly reports on Form 10-Q and annual reports on Form 10-K.

United States Securities and Exchange Commission

June 27, 2014

Results of Operations and Key Non-GAAP Financial Measures Revenues, page 53

5. Please tell us what consideration you gave to providing disclosures that explain the extent to which increases/decreases in your product and service revenues were attributable to changes in price. We refer you to Item 303(a)(3)(iii) of Regulation S-K.

The Company respectfully advises the Staff that its revenue is derived from multiple offerings, including a varying mix of hardware, software, and services based on each customer’s deployment parameters. Furthermore, the mix of those offerings delivered to each customer can vary significantly period to period depending upon customer deployment schedules. As a result, the product (and within the product category, the nature of the product) and services revenue mix changes each quarter. Therefore, the Company believes comparing changes in price-based metrics period to period is not meaningful.

6. We note the 2013 increase of $20.5 million resulting from the recognition of product revenue that was previously deferred subject to contingency provisions with a customer that has now completed its network deployment and optimization. Tell us how your existing disclosure provides for insight into the amounts, nature and timing of material amounts of contingent revenues.

The Company respectfully advises the Staff page 65 of the Form 10-K includes following discussion regarding the nature of the impact of contingency provisions:

“Certain of our customer and third party device manufacturer contracts include contingency provisions, which impact our revenue recognition as such contingent amounts limit the amount of the total arrangement consideration under multiple deliverable contracts that can be allocated to deliver and accepted products and services. These provisions include penalties for late delivery, liquidated damages related to failure to meet milestones or deliver specified products or services, or credits to be issued upon the failure to meet service level arrangements. The amounts that could be paid under these provisions are typically limited and capped at amounts that do not exceed the maximum contract value. Accordingly, even in situations where we have received customer acceptance, we limit the revenue recognized for accepted products and services by the amount that could be paid under these provisions. We do not recognize these deferred amounts until the provisions have lapsed.”

The Company will provide the following additional disclosure in future filings, as applicable:

“Amounts that are invoiced prior to a transaction meeting all of the revenue recognition criteria, including contingency provisions, are recorded in deferred revenue until such provisions have lapsed. Predicting when such provisions will lapse is subject to significant uncertainty as the timing is dependent on variety of factors, including completion of deployments. We classify deferred revenue and deferred cost of revenue that we expect to recognize during the 12 months following the balance sheet date as current deferred revenue and current deferred cost of revenue on our balance sheet and the remainder as non-current deferred revenue and non-current deferred cost of revenue.”

United States Securities and Exchange Commission

June 27, 2014

Consolidated Financial Statements

Revenue Recognition, page 80

7. We note that the majority of your revenues related to third-party products and services are recognized on a gross basis as you are generally acting as the principal under the arrangements. Please clarify whether your advanced metering arrangements with third party device manufacturers that integrate your communications modules into their meters are recognized on a gross basis. Describe the significant terms of your advanced metering revenue arrangements with third party device manufacturers. In addition, provide an analysis that supports your presentation taking into consideration all of the factors outlined in ASC 605-45-45.

The Company supplementally advises the Staff that when the Company sells third-party devices, all revenue is recognized on a gross basis and the Company will clarify this in future filings, as applicable.

When the Company sells a third-party device in which the Company’s communications module has been integrated, the Company recognizes revenue on a gross basis, after having evaluated whether the Company is acting as principal or agent under the arrangement. Specifically, the third-party device manufacturers do not have a contractual relationship with the utility customer. The Company is the primary obligor with the utility customer as the Company has the responsibility for product fulfillment and assumes the physical loss inventory risk in transit. In addition, while the Company must purchase the third-party device from the third-party device manufacturer, the Company’s product offering to the utility customer is in the form of an integrated price for an integrated device. In this regard, the Company physically changes the product in compliance with customer specifications and assumes the credit risk for all the amounts billed to the utility customer. The Company has significant latitude in setting prices for such integrated devices while negotiating the overall solution with the utility customer and has arrangements with multiple third-party device manufactures to select from.

Based on the Company’s assessment of its arrangements with third party device manufacturers in consideration of risks and obligations with the utility customer, the Company respectfully advises the Staff that it has concluded that revenue should be recognized on a gross basis under ASC 605-45-45 as the Company is acting as the principal when selling third-party devices.

8. Please explain to us how you determined that the network management software is considered a separate unit of accounting in accordance with ASC 605-25-25-2 in view of your apparent inability to establish VSOE for your application software. Also explain to us why you believe that if you “could” sell your products and services separately you comply with ASC 605-25-25-2.

The Company supplementally advises the Staff that other application software within the Company’s network management software suite is considered a separate unit of accounting because the Company has concluded that it has standalone value. The standalone value to the customer apart from the hardware exists because such application software is not essential for the customer to obtain functionality of hardware. In accordance with ASC 605-25-25-2, the Company allocates consideration to this application software and related post-contract support based on the Company’s best estimate of selling price. The accounting for the allocated amount to this application software and related services is within the scope of ASC 985-605. While post-contract support services are sold separately, due to absence of sufficient consistent pricing for comparable arrangements, the Company concluded it does not have vendor-specific objective evidence (VSOE) of selling prices for the post-contract support services for this application software. Therefore, the entire allocated consideration to this application software and related services is recognized ratably over the support services period.

United States Securities and Exchange Commission

June 27, 2014

The Company will revise its disclosures to clarify the separation of software as a separate unit of accounting in future filings, as applicable.

9. Please explain in greater detail why deferred cost of revenue is recorded for products for which ownership (typically title and risk of loss) has transferred to the customer, but for which the criteria for revenue recognition have not been met. Tell us the amount of deferred cost of revenue for each different product for each period presented. In this regard we also note on page 55 you state that “Changes in our service cost of revenue are disproportionate to changes in our service revenue because we recognize service cost of revenue in the period in which it is incurred even though the associated service revenue may be required to be deferred.” Please explain the basis for the differing cost recognition patterns between deferred product and services related revenues. Cite the accounting guidance that you relied upon in accounting for your deferred cost of revenue components.

Regarding the deferral of cost of revenue for products, the Company respectfully advises the Staff that cost of products are within the scope of ASC 330-10. ASC 330-10-10-1 states that a “major objective of accounting for inventories is the proper determination of income through the process of matching appropriate costs against revenues.” Accordingly, cost of products is deferred and recognized in the same period as related revenues are recognized.

With respect to deferral of cost of revenue for services, the Company respectfully advises the Staff of the absence of authoritative literature to account for cost of services. In the absence of explicit guidance, the Company considered guidance for other costs such as customer acquisition costs or contract origination costs (ASC 605-20-25-4 and ASC 310-20-25-2 respectively). The Company considered guidance in SAB 104, Topic 13(f), Question 3 regarding direct costs related to acquisition or origination of a customer contract that may be either expensed as incurred or deferred and recognized over the same period as related revenues are recognized, as follows:

“The staff believes that the incremental direct costs (the FASB ASC Master Glossary provides a definition) incurred related to the acquisition or origination of a customer contract in a transaction that results in the deferral of revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with FASB ASC paragraph 605-20-25-4 or FASB ASC paragraph 310-20-25-2. The staff believes the accounting policy chosen for these costs should be disclosed and applied consistently.”

After considering the guidance and authoritative literature above, the Company adopted an accounting policy to expense the cost of services as incurred.

United States Securities and Exchange Commission

June 27, 2014

The Company supplementally advises the Staff of the amount of deferred cost of revenue for each different product as follows:

	Year Ended December 31,
	2013	2012
	(in thousands)
Endpoints	$253,619	$212,657
Networking platform hardware	15,541	23,674
Other hardware	6,963	8,832

Total Deferred Cost of Revenue	$276,123	$245,163

Definitive Proxy Statement on Schedule 14A filed April 21, 2014

Executive Compensation 7

2013 Summary Compensation Table, page 28

10. We note that the compensation awarded to your named executive officers substantially increased in 2013. In your response letter, please provide a narrative description of any material factors necessary to an understanding of this increase. See Item 402(o) of Regulation S-K.

The Company respectfully advises the Staff that base salary during the periods reflected in the table remained consistent or reflected only moderate increases. The primary reason for the increase in 2013 total compensation was equity compensation. There are several factors which contributed to this increase.

The Company first filed its Registration Statement on Form S-1 in July 2011, and remained in the registration process until it completed its initial public offering (the “IPO”) in March 2013. During that time, the Company did not grant any Company-wide equity awards on the belief that the IPO was imminent and determining the fair market valuation of a share of the Company’s common stock during that period may have signaled anticipated pricing of the price per share of the Company’s common stock sold to the public in the IPO. This unanticipated lengthy period of registration resulted in a significant backlog of equity grants (both stock options and restricted stock units) to be made to a broad population of employees (both initial equity grants to new employees and “refresh” equity grants to existing employees), which were granted upon the completion of the IPO in March 2013. Additionally, as disclosed in the footnote 7 to the 2013 Summary Compensation Table, at the time of the IPO the Company modified stock options held by current employees and directors with an exercise price of $34.90 or higher to reduce the exercise price of such stock options to the price per share sold to the public in the IPO of $17.00 per share. The amounts reflected in the “Option Awards” column of the 2013 Summary Compensation Table include the incremental value of modified options in 2013. Finally, due to the significant dilution to the employees resulting from the modification of the options, upon the completion of the IPO the Company issued restricted stock units with a two year vesting to a majority of the Company’s employees. Each of these factors resulted in a disproportionate amount of equity value being granted in 2013, and a substantial increase in total compensation in 2013, as reflected in the 2013 Summary Compensation Table.

United States Securities and Exchange Commission

June 27, 2014

The Company will disclose any substantial increases in compensation in future periods to its named executive officers in future filings, as applicable.

* * * * * * *

As requested, in connection with responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

United States Securities and Exchange Commission

June 27, 2014

Should the Staff have additional questions or comments regarding this response to the Comment Letter, please do not hesitate to contact the undersigned at 650-839-4556 or Deanna Butler at 650-839-4264.

Sincerely,
SILVER SPRING NETWORKS, INC.

/s/ Richard S. Arnold, Jr.
Richard S. Arnold, Jr.
General Counsel

cc:	Scott Lang, Chief Executive Officer
Jim Burns, Chief Financial Officer
Deanna Butler, Associate General Counsel
Silver Spring Networks, Inc.

Michael A. Brown
Fenwick & West LLP

Yogi Ransing
Ernst & Young LLP